Exhibit 99.2

Oasmia Pharmaceutical AB (publ)

Year-end report for the fiscal year May 1, 2015 - April 30, 2016

POSITIVE SURVIVAL DATA ENABLES APPLICATION FOR REGISTRATION FOR MARKETING APPROVAL IN THE USA

FOURTH QUARTER February 1 – April 30, 2016

•	Consolidated net sales amounted to TSEK 59 compared to TSEK 36 in the fourth quarter previous year
•	Operating loss was TSEK 30,619 compared to a loss of TSEK 28,250 in the fourth quarter previous year
•	Net loss after tax amounted to TSEK 32,982 compared to a loss of TSEK 30,081 in the fourth quarter previous year
•	Loss per share was SEK 0.31 compared to a loss of SEK 0.31 in the fourth quarter previous year
•	Comprehensive loss was TSEK 32,996 compared to a loss of TSEK 30,081 in the fourth quarter previous year

THE FISCAL YEAR May 1, 2015 – April 30, 2016

•	Consolidated net sales amounted to TSEK 6,373 compared to TSEK 2,070 in the previous fiscal year
•	Operating loss was TSEK 132,691 compared to a loss of TSEK 108,225 in the previous fiscal year
•	Net loss after tax amounted to TSEK 141,539 compared to a loss of TSEK 117,497 in the previous fiscal year
•	Loss per share was SEK 1.39 compared to a loss of SEK 1.28 in the previous fiscal year
•	Comprehensive loss was TSEK 141,557 compared to a loss of TSEK 117,497 in the previous fiscal year

•	Enrollment of first patient in clinical study with Docecal
•	Reports of positive clinical study results for proprietary XR17 nanotechnology
•	Successfully completion of a private placement of new convertible instrument and new shares in the total amount of MSEK 45.5
•	Announcement of positive Overall Survival-results from Phase III study of Paclical for treatment of Ovarian cancer
•	The Board does not intend to propose any dividends for the fiscal year May 1, 2015 – April 30, 2016.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2015 – April 2016 2 (20)

events after THE closing day

•	Oasmia has confirmed on-going negotiations for licensing of Paclical/Apealea and XR17.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2015 – April 2016 3 (20)

CEO COMMENTS:

Dear Shareholders,

I am taking this opportunity to emphasize the importance of recent Oasmia Pharmaceutical announcements that we believe will continue to drive the Company forward and realize shareholder value.

Oasmia Pharmaceutical achieved several key milestones during its fourth quarter, February 1, 2016 to April 30, 2016. We applied for marketing approval of Apealea (the alternatively branded name for Paclical) to the European Medicines Agency (EMA). This is an important step in the development of Oasmia products, as not only will approval in the European Union allow us to market to that region, but it will set a benchmark that will form the basis of applications for marketing approval in other regions, including the United States.

As Oasmia is entering the commercial phase for Paclical in Russia, we made the decision to strengthen our supply chain, appointing Amir Tatarevic to the position of Chief Operating Officer. Amir has significant experience overseeing supply chains and meeting demands within the pharmaceutical industry, and has extensive knowledge about Oasmia and our vision for growth. In an effort to bolster Oasmia’s clinical research and development capabilities, the Company contracted Dr. Ulf Jungnelius as Senior Medical Advisor. Dr Jungnelius is a highly respected oncologist with an extensive track record of working alongside major pharmaceutical companies including Eli Lilly, Pfizer and Celgene. His advice will be invaluable to Oasmia as we continue to develop and commercialize our suite of products.

Our distribution partner in Russia, Pharmasyntez, continued the sales activities in the period and for instance obtained approval of the pricing of Paclical and thus also received reimbursement by the insurance system. Purchasing of pharmaceuticals in the Russian health care regions is carried annually or on a half-year basis depending on the region and we are now entering the first period where our partner can be an active part.

Oasmia has also continued to advance the development of its suite of next generation pharmaceutical candidates. Recently, we announced enrollment of the first patient in a clinical study using Docecal, a novel formulation of docetaxel and XR17, to be performed internationally. We believe the potential for this candidate is great, as docetaxel is the existing standard treatment for multiple cancers including prostate, breast, lung and stomach.

In late April, Oasmia announced positive overall survival results for Paclical in a Phase III study that included a total of 789 patients with epithelial ovarian cancer. These preliminary results indicated non-inferiority between the two treatment groups of Paclical in combination with carboplatin, versus Taxol1 in combination with carboplatin. These results, while expected, represent an achievement for the Company, as this overall survival data is required for a marketing authorization in the US, and will be added to the marketing approval submission for the EMA.

Another recent, critical announcement surrounds the positive results stemming from a clinical study of Oasmia's proprietary excipient, XR17. XR17 transforms novel or existing un-soluble molecules into water soluble nanoparticle formations. These characteristics give pharmaceutical companies the opportunity to drastically shorten the development time for their formulations. We believe this breakthrough creates potential for licensing and deployment for XR17 as an excipient for additional pharmaceutical indications, creating a key revenue channel to supplement existing and future commercial sales of our oncology treatments.

Kind regards,

Mikael Asp, CEO

[1]	First approved paclitaxel-based solution

Oasmia Pharmaceutical AB (publ) – Year-end report May 2015 – April 2016 4 (20)

Oasmia Pharmaceutical AB develops, manufactures, markets and sells a new generation of drugs within human and veterinary oncology. The product development aims to manufacture novel formulations based on well-established cytostatic which, in comparison with current alternatives, show improved properties, a reduced side-effect profile and an expanded therapeutic area. The product development is based on in-house research within nanotechnology and company patents. The company share is listed at NASDAQ Stockholm, NASDAQ Capital Markets and the Frankfurt Stock Exchange.

BUSINESS ACTIVITIES

Since the market authorization of Paclical by the Russian Ministry of Health in April 2015, Paclical has been launched in Russia. It is marketed by Oasmia’s Russian distributor Pharmasyntez, both in Russia and the Commonwealth of Independent States (CIS) countries. The first shipment for commercial sales was made in December 2015. The price of Paclical in Russia was approved by the authorities in the beginning of the year and is thereby the only water soluble paclitaxel formulation which can be given in a higher dose reimbursed by the insurance system. Russia is divided into more than 50 hospital regions. Purchases of pharmaceuticals in the Russian hospital regions are carried out annually or on half-year basis depending on the region and we are now entering the first period where Pharmasyntez can act. Revenues from royalties disclosed in the third quarter in Russia came from sales through private pharmacies.

As earlier communicated, discussions with potential partners for marketing and distribution of Paclical in the USA, EU including MEA and China are on-going, however timing for announcing partnerships are difficult to predict.

In July 2014, Paccal Vet-CA1 was launched on the US market by Abbott Animal Health. In February 2015, Zoetis announced that they had completed the acquisition of Abbott Animal Health. After discussions with Zoetis, the collaboration agreement between Zoetis and Oasmia was terminated and Oasmia regained the exclusive global rights to Paccal Vet and Doxophos Vet, without any compensation received or paid. Oasmia took responsibility for marketing and sales of Paccal Vet-CA1 and established its own sales company in the US, Oasmia Pharmaceutical, Inc. Oasmia is working on a perennial plan in which we also train general practice veterinarians to use the product and thereby increase the market penetration from current levels where Paccal Vet-CA1 primarily is a specialist product.

PRODUCT DEVELOPMENT

HUMAN HEALTH

Paclical / Apealea

In April 2015, Oasmia´s cancer product Paclical received marketing authorization in Russia by the Russian Ministry of Health. Paclical is the first completely water soluble cancer drug containing paclitaxel approved for sale. Paclical was launched on the Russian market in the end of 2015, when the first shipment for commercial sales was made.

Paclical is a patented formulation of paclitaxel in combination with Oasmia’s patented technology XR17. Paclical has received orphan drug designation (see below) in the EU and the US for the indication ovarian cancer.

Oasmia has performed a Phase III study with Paclical for treatment of ovarian cancer, an indication with just under 250,000 new annual cases globally, which makes it the seventh largest indication for women, with regard to the number of cases and the fifth largest regarding mortality. The total number of patients in the study was 789, and all patients have been followed up regarding progression free survival (PFS). In June 2014, Oasmia announced that the primary endpoint for the study had been met. The endpoint was to demonstrate that Paclical and Taxol, both in combinations with carboplatin, have similar progression free survival. In October 2014, the Company announced the results from the study that shows that Paclical has a positive risk/benefit profile compared to standard treatment.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2015 – April 2016 5 (20)

The final study report, which was completed during the third quarter, was included in the submission of a Marketing Authorization Application at the EMA (European Medicines Agency) in February 2016. In the fourth quarter, the Company could present Overall Survival data (OS-data) from the study. This survival data will be added to the EU-application and will form the basis for an application for market approval to the US FDA.

Doxophos

Doxophos is a patented formulation of the cytostatic doxorubicin in combination with XR17. Doxorubicin is one of the most efficient and most used substances for the treatment of cancer.. The Company has submitted an application for market authorization of Doxophos as a hybrid (improved generic) in Russia.

Docecal

Docecal is a patented formulation of the cytostatic docetaxel in combination with XR17 for the treatment of metastatic breast cancer. Docecal is now entering the clinical phase and the Company is planning for a clinical phase I study and a safety and tolerance study has been initiated.

Regarding the planned clinical Phase I study with Docecal, a submission of study start has been submitted in two countries. Enrollment of patients will start when the study has been approved by regulatory authorities and ethics committees. Regarding the safety and tolerance study, the first patient was treated in March 2016.

OAS-19

OAS-19 is the first cancer product to apply a dual cytostatic agent in one infusion. It is the unique properties in XR17 that make this combination possible. This concept provides Oasmia with another dimension for pharmaceutical development of multiple active substances in one micelle, where substances with different water solubility can also be combined. Pre-clinical studies performed in 2013 with OAS-19 have shown promising results.

Orphan drug designation is granted for minor indications and entails market exclusivity for seven (EU) and ten (USA) years on the indication, when the drug is approved for market.

ANIMAL HEALTH

Paccal Vet

Paccal Vet is a patented formulation of paclitaxel in combination with XR17 and intended for use in dogs. Oasmia has been granted MUMS designation (see below) by the FDA for Paccal Vet in treatment of mast cell tumors, mammary carcinoma and squamous cell carcinoma.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2015 – April 2016 6 (20)

In February 2014, Oasmia was granted conditional approval in the US of Paccal Vet-CA1 for treatment of mammary carcinoma and squamous cell carcinoma in dogs. Since Oasmia regained the global distribution rights from Zoetis, the Company has revised the treatment strategy for Paccal Vet. The company intends to change the product from a treatment intended for use by specialized veterinary oncologists to a more easily managed product which can be used by a large number of veterinary clinics. One part of this is to introduce a lower dose with less severe side-effects which would appeal to a broader market.

Oasmia is conducting a complimentary study on Paccal Vet for the treatment of mast cell tumors. The purpose of the study is to measure time to progression for dogs that have been treated four times with three-week intervals and all 50 dogs included in the study have been treated. The results from the study are currently being analyzed and the Company will, depending on the results, decide on a revised treatment strategy with a lower dose. If the result is in line with the expectations, the Company will submit an application for market approval to the EMA (European Medicines Agency). Oasmia will also consider submitting an application of market approval to the FDA.

Doxophos Vet

Doxophos Vet is a patented formulation of doxorubicin in combination with XR17. Oasmia is developing Doxophos Vet for the treatment of lymphoma, which is one of the most common cancers in dogs. Doxophos Vet has been granted MUMS designation (see below) in the US for the indication lymphoma.

In February 2015, a Phase II study was initiated whose primary goal is to assess response rate in the treated dogs. The study will continue throughout 2016. The Phase II study will form the basis for a conditional approval application in the US for the treatment of lymphoma in dogs. In a follow-up study, the dogs will be followed to progression. The majority of the 17 dogs in the study have been treated with at least one dose.

MUMS designation (minor use/minor species) is granted by the FDA either for a small area of use within a common species such as dogs, or for treatment of a less common species. The most interesting aspect of MUMS is the eligibility to apply for conditional market approval with seven years market exclusivity. Conditional market approval enables the manufacturer to make the product available before all necessary efficacy data have been obtained. However, safety data must prove that the product is safe.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2015 – April 2016 7 (20)

THE COMPANY

Oasmia seeks to fill void in ovarian cancer treatment market indicated in recent National Academy of Medicine report

Oasmia commented on a recent report2 published by the National Academy of Medicine that highlights the challenges of identifying the disease, as well as the need for additional and more developed treatment options.

The report entitled Ovarian Cancers: Evolving Paradigms in Research and Care details the many reasons why ovarian cancer is difficult to treat, resulting in it becoming the fifth leading cause of cancer deaths among women, with 21,000 new patients in the US alone diagnosed each year.

Enrollment of first patient in Oasmias clinical study with Docecal

Clinical trials with the Company’s next-generation cancer treatment candidate were initiated and the first patient has been enrolled in a randomized clinical study. Docecal is a formulation of the blockbuster docetaxel in combination with Oasmia’s patented nanoparticle-based technology XR17.

Positive clinical study results for proprietary XR17 nanotechnology

Oasmia announced the results of a controlled study in healthy volunteers for the Company’s XR17 nanotechnology that it believes indicates the excipient’s vast potential across many pharmaceutical indications beyond the cytostatic drug market.

The Company recently completed a single center, randomized, single-blind, placebo-controlled study to assess the pharmacokinetics, safety and tolerance of XR17 and XMeNa, one of the components of XR17, after performing single ascending doses in 48 healthy subjects. XR17 has been used in several previously conducted clinical trials without any adverse events connected to the substance, a result that now has been confirmed and reinforced by this study.

Oasmia successfully completes private placements of new convertible instruments and new shares in the total amount of MSEK 45.5

Oasmia announced that the Company has completed a private placement of a convertible loan in the amount of MSEK 28 with an interest rate of 8.5 per cent per year, as well as 1,666,666 new shares directed to and placed with institutional and qualified investors in Sweden. The convertible instrument issue provided the Company with MSEK 28 and the new share issue MSEK 17.5 before deductions for issue expenses.

Oasmia announces positive Overall Survival-results from Phase III study of Paclical/Apealea for treatment of ovarian cancer

Overall Survival-data from the Phase III study met endpoint and demonstrated non-inferiority favoring Paclical/Apealea. The results will form basis for application seeking marketing approval in the United States.

[2]	Ovarian Cancers: Evolving Paradigms in Research and Care

Oasmia Pharmaceutical AB (publ) – Year-end report May 2015 – April 2016 8 (20)

Share price development during the fiscal year (SEK)

NASDAQ Stockholm

EVENTS AFTER CLOSING DAY

Oasmia confirmed on-going negotiations regarding licensing of Paclical/Apealea and XR17

Oasmia confirmed that the Company is in on-going negotiations with partners regarding both licensing of the XR17 platform and the Company’s product candidates focusing on Paclical®/Apealea®. Timing for announcing partnerships are difficult to predict.

Loan commitment on extended loans

Oasmia has received a loan commitment from its bank which extends the existing loan of MSEK 20 with a maturity date of June 30, 2016 until September 30, 2016. The other loan terms and conditions are unchanged.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2015 – April 2016 9 (20)

FINANCIAL INFORMATION3

Consolidated Income statement in brief

	2016	2015	2015/16	2014/15
TSEK	Feb-Apr	Feb-Apr	May-Apr	May-Apr
Net sales	59	36	6,373	2,070
Change in inventories of products in progress and finished goods	3,102	-	9,509	-
Capitalized development cost	1,566	4,199	16,727	16,797
Other operating income	(66)	0	2	221
Operating expenses	(35,280)	(32,485)	(165,301)	(127,313)
Operating income (loss)	(30,619)	(28,250)	(132,691)	(108,225)
Net income (loss) after tax	(32,982)	(30,081)	(141,539)	(117,497)
Earnings (loss) per share, before and after dilution, in SEK*	(0.31)	(0.31)	(1.39)	(1.28)
Comprehensive income (loss) for the period	(32,996)	(30,081)	(141,557)	(117,497)

* Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in the third quarter of 2014/15.

FOURTH QUARTER

February 1 – April 30, 2016

Net sales

Net sales amounted to TSEK 59 compared to TSEK 36 for the corresponding quarter previous year and mainly consisted of sales of supplies.

Change in inventories of products in progress and finished goods

Change in inventories of products in progress and finished goods, amounting to TSEK 3,102, refers to the manufacturing of ordered products which are planned to be sold on the Russian market during the coming months. There was no change in inventories of products in progress and finished goods for the corresponding quarter previous year.

Capitalized development costs

Capitalized development costs, which refer to Phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 1,566 for the quarter ended April 30, 2016. Of the capitalization, Paclical comprised TSEK 1,217 and Paccal Vet comprised TSEK 350. In the quarter ended April 30, 2015 capitalized development cost amounted to TSEK 4,199 of which Paclical comprised TSEK 2,557 and Paccal Vet TSEK 1,643.

Operating expenses

Operating expenses, including depreciation, amortization and impairments amounted to TSEK 35,280 which is higher compared to the corresponding quarter previous year of TSEK 32,485.

The increase in the fourth quarter is mainly attributable to expenses related to the Docecal clinical program, which were somewhat compensated for by a decrease in raw material consumption due to low purchasing and production activities.

The number of employees as of April 30, 2016 was 75, compared to 79 employees as of April 30, 2015.

Net loss for the quarter

Net loss after tax for the quarter was TSEK 32,982 compared to a net loss of TSEK 30,081 for the corresponding quarter in the prior year. The increase in loss was mainly attributable to increased operating expenses, see above.

The Oasmia Group’s operations have not been impacted by seasonal variations or cyclical effects.

3 Figures within parentheses in tables represent negative amounts

Oasmia Pharmaceutical AB (publ) – Year-end report May 2015 – April 2016 10 (20)

THE FISCAL YEAR

May 1, 2015 – April 30, 2016

Net sales

Net sales amounted to TSEK 6,373 and consisted principally of Paclical sales revenue. Of total TSEK 6,019 Paclical sales, TSEK 1,172 was sales of goods and TSEK 4,847 royalties. During the previous fiscal year, net sales amounted to TSEK 2,070 and mainly consisted of revenues from Paccal Vet-CA1 sales revenue. Of total TSEK 2,002 Paccal Vet-CA1 sales, TSEK 1,880 was sales of goods and TSEK 122 royalties.

Change in inventories of products in progress and finished goods

Change in inventories of products in progress and finished goods, amounting to TSEK 9,509, compared to TSEK 0 previous year, refers to the manufacturing of ordered products which are planned to be sold on the Russian market during the coming months. This manufacture has meant that a raw material inventory as well as inventories of semi-finished and finished goods has increased.

Capitalized development costs

Capitalized development costs, which refer to Phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 16,727. Of the capitalization, Paclical comprised TSEK 9,979 and Paccal Vet comprised TSEK 6,747. In the previous fiscal year, capitalized development cost amounted to TSEK 16,797 of which Paclical comprised TSEK 9,189 and Paccal Vet TSEK 7,608. The increase in capitalized development costs is mainly due to increased regulatory expenses in connection to the application for marketing approval in the EU.

Other operating income

Other operating income amounted to TSEK 2 and in the previous fiscal year, other operating income amounted to TSEK 221.

Operating expenses

Operating expenses, including depreciation, amortization and impairments amounted to TSEK 165,301 which is significantly higher compared to the previous fiscal year of TSEK 127,313. Expenses for clinical trials initiated in the fiscal year have increased, primarily the Docecal and XR17 studies. Furthermore, expenses for purchasing of raw materials and essentials for production in Oasmia and its contract manufacturers have increased in order to meet the need for products both for sales and clinical trials.

The number of employees at the end of the fiscal year was 75, compared to 79 employees at the end of the previous fiscal year.

Net loss for the year

Net loss after tax for the fiscal year was TSEK 141,539 compared to a net loss of TSEK 117,497 for the previous fiscal year. The decrease in net income was mainly attributable to increased operating expenses. This was partly offset by increased net sales and financial income in the year. The Group’s operations have not been impacted by seasonal variations or cyclical effects.

Inventories

Inventories amounted to TSEK 16,638 at the end of the fiscal year, compared to TSEK 5,341 the same time last year. This significant increase is due to the increased production of ordered goods that are planned to be sold on the Russian market in the coming months. This production has entailed that inventories of raw materials, finished and semi-finished products has increased. See also note 4.

Cash flow and Capital expenditures

Cash outflow from operating activities amounted to TSEK 128,126 compared to the outflow of TSEK 107,665 for the previous fiscal year. Operating income was significantly lower than the previous fiscal year, but was partly offset by positive changes in working capital.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2015 – April 2016 11 (20)

Cash inflow from investing activities amounted to TSEK 10,066 for the fiscal year ended April 30, 2016, compared to a cash outflow of TSEK 69,755 for the previous fiscal year. Disposals of short term investments in an interest fund provided TSEK 30,000 in liquid assets for the fiscal year ended April 30, 2016 compared to TSEK 30,000 for the fiscal year ended April 30, 2015. In the previous fiscal year, the Company invested excess liquidity of TSEK 80,000 in short term investments. Of the investments in the fiscal year ended April 30, 2016, investments in intangible assets amounted to TSEK 17,960 and consisted of capitalized development costs TSEK 16,727 and of patents TSEK 1,233. During the previous fiscal year, investments in intangible assets amounted to TSEK 17,406 and consisted of capitalized development costs TSEK 16,797 and patents TSEK 609. Investments in property, plant and equipment amounted to TSEK 1,974 for the fiscal year ended April 30, 2016 and mainly consisted of production equipment. In the previous fiscal year, net investments in property, plant and equipment amounted to TSEK 3,621.

Cash inflow from financing activities amounted to TSEK 117,449 compared to TSEK 156,017 for the previous fiscal year. In October 2015, the Initial Public Offering was closed in connection to the listing of the Company’s shares on Nasdaq Capital Markets. After the underwriters of the issue in November 2015 exercised their over-allotment option, the issue brought the Company a total of TSEK 75,357 in cash after deduction of issue expenses of TSEK 13,366. In addition, the Company obtained TSEK 27 as payment for the issuance of warrants. Issue expenses consisted mainly of payments to financial advisors, law firms and accounting firms.

In April 2016, a private placement was performed as well as an issue of a convertible loan; see more in the section “Financing” below. After deductions for issue expenses, this provided the company with TSEK 42,092 in liquidity.

Financing

In October 2015, the loan from Nexttobe AB was renegotiated and extended. The TSEK 87,000 loan and accrued interest of TSEK 7,395 as of December 30, 2015, was replaced on the due date by a new loan amounting to TSEK 94,395 with a new due date on December 30, 2016. The interest for the year January 1, 2016 to December 30, 2016 is set to 8.5 % with an option for Nexttobe to renegotiate the interest rate.

In May 2016, the Company received a loan commitment that the bank loan which was set to mature on June 30, 2016 will be extended until September 30, 2016 with other conditions remaining unchanged.

In October 2015, Oasmia completed a stock listing on the Nasdaq Capital Markets in New York, and a thereby connected Initial Public Offering, which increased the numbers of shares by 7,684,500, and 1,280,750 warrants were issued. Each of these warrants can be converted to three ordinary shares with an exercise price of USD 1.35 per share. For these warrants, the purchase price was USD 0.0025 each and the Company was provided with TSEK 27. In addition, 140,352 warrants have been issued as partial payment for work performed by underwriters and financial advisors. These warrants can each be converted to one ordinary share to an exercise price of USD 1.69 each. The gross issue amount was TSEK 88,723 which after deductions for issue expenses, amounting to TSEK 13,366, provided the company with net proceeds of TSEK 75,357.

In April 2016, a private placement was performed wherein another 1,666,666 share were issued. The issue price was SEK 10.50 per share and gross proceeds provided the company with TSEK 17,500 in liquidity.

In connection to the above mentioned private placement, 28 convertible debt instruments to a price of SEK 1,000,000 each were also issued, which provided the company with TSEK 28,000 in gross proceeds. After deductions for issue expenses amounting to TSEK 3,408, the share issue and issue of convertible debt instruments provided the company in April 2016 with TSEK 42,092 in liquidity.

The convertible debt instruments are due on April 14, 2017 if conversion is not made before then. The loan carries an interest of 8.5 % and can be converted to a price of SEK 11.70 per share. Full conversion would entail that 2,393,162 new share were issued.

Relative to a bond loan, convertible debt instruments contains, in addition to the right to carry interest, also the opportunity to, instead of repaying the loan, receive a certain number of shares. This additional benefit means that the interest carried by convertible debt instrument is lower compare to the market interest for a corresponding bond loan. The real value of the benefit Oasmia received due to this lower interest rate, is recorded, after deductions for issue expenses, directly against equity. The debt component of the convertibles, that is, excluding the above mentioned equity component, is accounted for with deductions for issue expenses to its actual value as a liability in the balance sheet at the first time of recording. The interest expense is calculated thereafter according to the effective rate method and is charged to the income statement.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2015 – April 2016 12 (20)

Number of outstanding warrants

As of April 30, 2016, the number of outstanding instruments was as follows:

	Number of warrants	Maximum number of shares
Warrants which can be converted to three shares	1,280,750	3,842,250
Warrants which can be converted to one share	140,352	140,352
Convertibles	28	2,393,162
Total maximum number of shares		6,375,764

These do not, of April 30, 2016, add to any dilution effect, but may do so in the future.

Financial position

The consolidated cash and cash equivalents amounted to TSEK 26,208 as of April 30, 2016 compared to TSEK 26,837 as of April 30, 2015. As of April 30, 2016, the Company has TSEK 20,006 invested in short-term interest funds, whereof TSEK 20,000 is restricted as security for a bank loan. As of April 30, 2015, the Company had TSEK 50,153 invested in short term interest funds whereof TSEK 20,000 was restricted as security for the bank loan. The interest-bearing liabilities were TSEK 139,944 as of April 30, 2016, and consist of a loan from Nexttobe, a bank loan and convertible debt instruments. As of April 30, 2015 interest-bearing liabilities amounted to TSEK 107,000 and consisted of a loan from Nexttobe and a bank loan.

As of April 30, 2016, unutilized credit facilities with a bank amounted to TSEK 5,000, which is the same amount as of April 30, 2015 and with the principal owner Alceco International S.A, TSEK 40,000, compared to TSEK 40,000 as of April 30, 2015.

As of April 30, 2016, equity amounted to TSEK 326,053, compared to TSEK 375,710 as of April 30, 2015. The Equity/Assets ratio as of April 30, 2016 was 63%, compared to 73% as of April 30, 2015. The Net debt/Equity ratio as of April 30, 2016 was 29%, compared to 8% in April 30, 2015.

Future financing

Oasmia has two products approved, but this does not yet create a sufficient cash flow from its own business. For this reason, Oasmia continuously works with various financing alternatives. This work includes that the company is in discussions with potential partners for licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders and that the company ensures enough resources to secure that forecasted future revenue streams from regions where the company's products registered, are realized.

Available consolidated liquid assets and unutilized credit facilities as of April 30, 2016 are not sufficient to provide the required capital to pursue the planned activities during the next 12 months. In light of available financing alternatives and the recent developments in the Company, the Board of Directors assesses that the prospects for financing of the Company´s operations in the coming year are good. Should funding not be obtained in sufficient quantities there is a risk that the conditions for continued operation do not exist.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2015 – April 2016 13 (20)

Key ratios and other information

	2016	2015	2015/16	2014/15
	Feb-Apr	Feb-Apr	May-Apr	May-Apr
Number of shares at the end of the fiscal year, before and after dilution, in thousands	107,209	97,858	107,209	97,858
Weighted average number of shares, before and after dilution, in thousands*	105,709	97,858	101,753	91,655
Earnings (loss) per share, before and after dilution, in SEK*	(0.31)	(0.31)	(1.39)	(1.28)
Equity per share, SEK	3.04	3.84	3.04	3.84
Equity/Assets ratio, %	63	73	63	73
Net debt, TSEK	93,730	30,010	93,730	30,010
Net debt/Equity ratio, %	29	8	29	8
Return on total assets, %	neg	neg	neg	neg
Return on equity, %	neg	neg	neg	neg
Number of employees at the end of the fiscal year	75	79	75	79

*Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in the third quarter of 2014/15.

Definitions

Earnings per share: Income for the fiscal year attributable to parent company shareholders divided by the weighted average number of shares, before and after dilution, in the fiscal year.

Equity per share: Equity as a ratio of the number of shares at the end of the fiscal year.

Equity/assets ratio: Equity as a ratio of total assets.

Net debt: Total borrowing (comprising the balance sheet items short-term and long-term borrowings and liabilities to credit institutions, convertible loan) with deduction of cash, cash equivalents and short-term investments.

Net debt/Equity ratio: Net debt as a ratio of equity.

Return on total assets: Income before interest expenses as a percentage of the average balance sheet total.

Return on equity: Income after financial items as a ratio of average equity.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2015 – April 2016 14 (20)

Financial Statements (Unaudited)

Consolidated income statement

		2016	2015	2015/16	2014/15
TSEK	Note	Feb-Apr	Feb-Apr	May-Apr	May-Apr
Net sales		59	36	6,373	2,070
Change in inventories of products in progress and finished goods		3,102	-	9,509	-
Capitalized development cost		1,566	4,199	16,727	16,797
Other operating income		(66)	0	2	221
Raw materials, consumables and goods for resale		(119)	(2,291)	(4,733)	(10,062)
Other external expenses		(19,392)	(14,012)	(98,104)	(60,740)
Employee benefit expenses		(14,643)	(14,024)	(57,661)	(50,530)
Depreciation, amortization and impairment		(1,125)	(1,365)	(4,804)	(5,190)
Other operating expenses		-	(792)	-	(792)
Operating income (loss)		(30,619)	(28,250)	(132,691)	(108,225)

Financial income		17	73	786	210
Financial expenses		(2,381)	(1,903)	(9,634)	(9,482)
Financial income and expenses – net		(2,363)	(1,831)	(8,848)	(9,272)

Income (loss) before taxes		(32,982)	(30,081)	(141,539)	(117,497)

Income taxes	2	-	-	-	-
Income (loss) for the period		(32,982)	(30,081)	(141,539)	(117,497)

Income (loss) for the period attributable to:
Parent company shareholders		(32,982)	(30,081)	(141,539)	(117,497)

Earnings (loss) per share before and after dilution, SEK		(0.31)	(0.31)	(1.39)	(1.28)

Consolidated statement of comprehensive income

		2016	2015	2015/16	2014/15
TSEK	Note	Feb-Apr	Feb-Apr	May-Apr	May-Apr
Income (loss) for the period		(32,982)	(30,081)	(141,539)	(117,497)
Other comprehensive income (loss)
Items that may be reclassified subsequently to the income statement:
Translation differences		(13)	-	(19)	-
Total other comprehensive income (loss)		(13)	0	(19)	0
Comprehensive income (loss) for the period		(32,996)	(30,081)	(141,557)	(117,497)

Comprehensive income (loss) for the period attributable to:
Parent company shareholders		(32,996)	(30,081)	(141,557)	(117,497)

Comprehensive earnings (loss) per share before and after dilution, SEK		(0.31)	(0.31)	(1.39)	(1.28)

Oasmia Pharmaceutical AB (publ) – Year-end report May 2015 – April 2016 15 (20)

Consolidated statement of financial position

TSEK	Note	April 30, 2016	April 30, 2015
ASSETS
Non-current assets
Property, plant and equipment		21,172	22,852
Capitalized development cost	3	409,900	393,173
Other intangible assets		11,936	11,852
Financial non-current assets		2	2
Total non-current assets		443,010	427,879

Current assets
Inventories	4	16,638	5,341
Accounts receivable		4,903	105
Other current receivables		1,929	2,566
Prepaid expenses and accrued income		2,885	1,687
Short-term investments	5	20,006	50,153
Cash and cash equivalents		26,208	26,837
Total current assets		72,570	86,690

TOTAL ASSETS		515,579	514,569

EQUITY
Capital and reserves attributable to parent company shareholders
Share capital		10,721	9,786
Other capital provided		941,961	850,996
Reserves		(19)	-
Retained earnings including income (loss) for the year		(626,610)	(485,071)
Total equity		326,053	375,710

LIABILITIES
Current liabilities
Liabilities to credit institutions		20,000	20,000
Convertible debt instruments		25,549	-
Other short-term borrowings	6	94,395	87,000
Accounts payable		27,236	14,017
Other current liabilities		2,068	1,796
Accrued expenses and deferred income		20,278	16,045
Total current liabilities		189,527	138,858

Total liabilities		189,527	138,858

TOTAL EQUITY AND LIABILITIES		515,579	514,569

Any contingent liabilities and pledged assets are reported in note 7.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2015 – April 2016 16 (20)

Consolidated statement of changes in equity

	Attributable to parent company shareholders
TSEK	Share capital	Other capital provided	Reserves	Retained earnings including income (loss) for the year	Total equity
Opening balance as of May 1, 2014	8,557	640,924	0	(367,574)	281,907
Comprehensive income (loss) for the year	-	-	-	(117,497)	(117,497)
New share issues	1,229	224,916	-	-	226,145
Issue expenses	-	(14,844)	-	-	(14,844)
Closing balance as of April 30, 2015	9,786	850,996	0	(485,071)	375,710

Opening balance as of May 1, 2015	9,786	850,996	0	(485,071)	375,710
Income (loss) for the year	-	-	-	(141,539)	(141,539)
Other comprehensive income (loss)	-	-	(19)	-	(19)
Comprehensive income (loss) for the year	0	0	(19)	(141,539)	(141,557)
Warrants	-	27	-	-	27
Equity component in issue of convertible debt instruments	-	382	-	-	382
New share issues	935	105,261	-	-	106,196
Issue expenses	-	(14,706)	-	-	(14,706)
Closing balance as of April 30, 2016	10,721	941,961	(19)	(626,610)	326,053

Consolidated cash flow statement

		2016	2015	2015/16	2014/15
TSEK	Note	Feb-Apr	Feb-Apr	May-Apr	May-Apr
Operating activities
Operating income (loss) before financial items		(30,619)	(28,250)	(132,691)	(108,225)
Adjustments for non-cash items		1,125	2,158	4,804	5,982
Interest received		17	16	786	56
Interest paid		(119)	(104)	(1,664)	(1,384)
Cash flow from operating activities before changes in working capital		(29,596)	(26,181)	(128,766)	(103,570)

Change in working capital
Change in inventories		(3,935)	(2,685)	(11,297)	(3,684)
Change in accounts receivable		1,183	(44)	(4,798)	(56)
Change in other current receivables		1,037	1,060	(561)	77
Change in accounts payable		(10,492)	1,486	13,218	(3,486)
Change in other current liabilities		435	1,586	4,077	3,055
Cash flow from operating activities		(41,367)	(24,777)	(128,126)	(107,665)

Investing activities
Investments in intangible assets		(1,567)	(4,274)	(17,960)	(17,406)
Disposal of intangible assets		-	1,200	-	1,200
Investments in property, plant and equipment		(1)	(849)	(1,974)	(3,621)
Disposal of property, plant and equipment		-	72	-	72
Investments in short-term investments	5	-	-	-	(80,000)
Disposal of short-term investments	5	500	30,000	30,000	30,000
Cash flow from investing activities		(1,068)	26,149	10,066	(69,755)

Financing activities
Decrease in liabilities to credit institutions		-	-	-	(20,000)
Borrowings	6	-	-	35	-
Repayments of loans	6	(35)	-	(35)	-
Convertible debt instruments		28,000	-	28,000	-
Warrants		-	-	27	-
New share issues		17,500	-	106,196	190,861
Issue expenses		(3,408)	-	(16,774)	(14,844)
Cash flow from financing activities		42,057	0	117,449	156,017

Cash flow for the period		(378)	1,372	(610)	(21,404)
Exchange rate differences in cash & cash equivalents		(12)	-	(19)	-
Cash and cash equivalents at beginning of the period		26,599	25,465	26,837	48,241
Cash and cash equivalents at end of the year		26,208	26,837	26,208	26,837

Oasmia Pharmaceutical AB (publ) – Year-end report May 2015 – April 2016 17 (20)

Notes to Unaudited Financial Statements

Note 1 Accounting policies, etc

This report is established in accordance with IAS 34, Interim Financial Reporting and the Swedish Securities market Act. The consolidated accounts have been established in accordance with the International Financial Reporting Standards (IFRS) and interpretations by the International Financial Reporting Interpretations Committee (IFRIC), RFR 1, Complementary accounting regulations for Groups and the Swedish Annual Accounts Act. The group accounting policies and calculation methods are unchanged compared to the ones described in the Annual Report for the fiscal year May 1, 2014 – April 30, 2015. New or revised IFRS standards or interpretations by IFRIC that became effective since May 1, 2015, has not had any effect on Oasmia’s financial reports. Similar to what was the case at the end of the previous fiscal year, financial instruments carrying amounts are the same as fair values with the exception of the loan from Nexttobe (see note 6). The Group currently only has one operating segment and does therefore not disclose any segment information.

Note 2 Taxes

During the fiscal year, the parent company has requested to the Swedish tax authorities to reconsider previous year’s tax returns. This process has increased the losses carried forward by TSEK 46,204.

As of April 30, 2016 the group had accumulated losses carried forward, related to previous fiscal years and the fiscal year, amounting to TSEK 723,234. As of April 30, 2015 they amounted to TSEK 521,391. There are currently no sufficiently convincing reasons to assume that tax losses carried forward can be utilized against future profits and therefore no deferred tax asset has been considered in the Balance Sheet.

Note 3 Capitalized development cost

Oasmia capitalizes development costs consisting of the Company’s investments in clinical phase III trials for the product candidates Paclical and Paccal Vet. The accumulated assets per product candidate are disclosed below.

TSEK	April 30, 2016	April 30, 2015
Paclical	300,087	290,108
Paccal Vet	109,812	103,065
Total	409,900	393,173

Note 4 Inventory

TSEK	April 30, 2016	April 30, 2015
Valued at acquisition cost

Raw material and consumables	7,129	5,341
Products in progress	4,137	-
Finished products	5,372	-
Total	16,638	5,341

Goods were carried as expense respectively was written down as follows:

	2015/16	2014/15
TSEK	May-Apr	May-Apr
Goods expensed	2,383	2,439
Goods written down	229	0

Note 5 Short-term investments

Liquid assets not utilized in the daily operation have been invested in interest funds that invest in safe interest bearing securities and other interest instruments. As most securities included in these funds have a remaining maturity exceeding 3 months, these have been valued to fair value and disclosed as Short-term investments in the Balance Sheet.

Note 6 Transactions with related parties

On April 30, 2016 Oasmia had a credit facility of TSEK 40,000, which is the same amount as of April 30, 2015, provided by the principal shareholder of the company, Alceco International S.A. The interest rate on utilized credits is 5%. TSEK 35 of this borrowing opportunity was utilized during part of the fiscal year, but as of April 30, 2016, it was completely unutilized, as was the case as of April 30, 2015.

Oasmia carries a loan from Nexttobe AB amounting to TSEK 94,395 which matures on December 30, 2016 and carries an interest rate of 8.5% with an option for Nexttobe AB to renegotiate the interest. The interest will be paid when the loan is due, and as of April 30, 2016, the accrued interest amounted to TSEK 2,653. As of April 30, 2015, the loan amount was TSEK 87,000 and the accrued interest was TSEK 2,431. Nexttobe AB is Oasmia’s second largest shareholder and holds approximately 18.28% of the shares and votes as of April 30, 2016. The loan is accounted for at accrued acquisition cost and its fair value is based on an estimated market interest of 10% and amounts to TSEK 93,510.

Ardenia Investment Ltd, controlled to equal parts by Oasmia’s founders Bo Cederstrand and Julian Aleksov, is registered as the applicant and holder of the patents which forms the basis for Oasmia’s business. Through an agreement between Ardenia and Oasmia, the rights to these patents have been transferred to Oasmia. In the fiscal year, Ardenia has cross charged the administration costs for these patents, amounting to TSEK 2,233. The cost in the previous fiscal year was TSEK 1,404.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2015 – April 2016 18 (20)

In the fiscal year, Oasmia Pharmaceutical AB established a wholly owned subsidiary in Nevada, USA, Oasmia Pharmaceutical, Inc. Except for a capital contribution amounting to TSEK 1,148 to finance the subsidiary’s initial activities, no transactions between Oasmia Pharmaceutical AB and the subsidiary have taken place and no intercompany balances existed as of April 30, 2016.

No significant further transactions with related parties have been made in the fiscal year apart from remuneration to Members of the Board and employees.

Note 7 Contingent liabilities and Pledged assets

The parent company has TSEK 20,000 placed in a restricted interest fund account as a pledge for a TSEK 20,000 bank loan. The parent company has made a floating charge of TSEK 8,000 to a bank as security for a TSEK 5,000 bank overdraft and limit for a TSEK 3,000 exchange derivative.

Note 8 Risk factors

The group is subjected to a number of different risks through its business. By creating awareness of the risks involved in the activities these risks can be limited, controlled and managed simultaneously as business opportunities can be utilized to increase earnings. The risks to Oasmia’s business activities are described in the Annual report for the fiscal year May 1, 2014 – April 30, 2015.

During the fiscal year, Oasmia has started to sell goods to Russia, which is invoiced in EUR. As a consequence, in the fiscal year both the credit risk and the risk posed by the increased currency exposure have increased in comparison to the risk assessment in the Annual Report.

As the increase in inventory in the fiscal year to the main part is related to production of goods planned to be sold to the Russian distributor, which is currently Oasmia's sole major customer, the risk for obsolescence in inventory has increased compared to previous fiscal year.

Note 9 Future financing

Oasmia has two products approved, but this does not yet create a sufficient cash flow from its own business. For this reason, Oasmia continuously works with various financing alternatives. This work includes that the company is in discussions with potential partners for licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders and that the company ensures enough resources to secure that forecasted future revenue streams from regions where the company's products registered, are realized.

Available consolidated liquid assets and unutilized credit facilities as of April 30, 2016 are not sufficient to provide the required capital to pursue the planned activities during the next 12 months. In light of available financing alternatives and the recent developments in the Company, the Board of Directors assesses that the prospects for financing the Company´s operations in the coming year are good. Should funding not be obtained in sufficient quantities there is a risk that the conditions for continued operation does not exist.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2015 – April 2016 19 (20)

The Board of Directors and the CEO of Oasmia Pharmaceutical AB ensures that this Year-end report gives a fair view of the group activities, position and result and describes essential risks and uncertainty factors that the parent company and the companies that are part of the group face.

Uppsala, June 2, 2016

Julian Aleksov, Chairman	Bo Cederstrand, Member	Prof. Dr. Horst Domdey, Member

Hans Sundin, Member	Alexander Kotsinas, Member	Hans Liljeblad, Member

Lars Bergkvist, Member	Mikael Asp, CEO

The information in this Year-end report is such that Oasmia Pharmaceutical AB (publ) must publish according to the Swedish Securities Markets Act. The information was delivered for publication on June 3, 2016 at 8.15 am.

Dividends

The Board of Directors does not intend to propose any dividends for the fiscal year May 1, 2015 – April 30, 2016.

Annual Report

The Annual Report will be published on July 8, 2016 and will be available on the company website www.oasmia.com. The Annual Report may also be requested from Oasmia Pharmaceutical AB by phone +46 18 50 54 40 or by e-mail info@oasmia.com

Annual General Meeting

The Annual General Meeting will be held on September 26, 2016 in the company offices in Uppsala. A notice for the Meeting is distributed four weeks before the Meeting at the latest. For more information, see the company website www.oasmia.com

COMPANY INFORMATION

Oasmia Pharmaceutical AB (publ)

Corp. Reg. No: 556332-6676

Domicile: Stockholm

Address and telephone number to the Main Office

Vallongatan 1, 752 28 UPPSALA, SWEDEN

Phone: +46 18 50 54 40

www.oasmia.com, E-mail: info@oasmia.com

Questions concerning the report are answered by:

Mikael Asp, CEO, Phone: +46 18 50 54 40 E-mail: mikael.asp@oasmia.com

UPCOMING REPORT DATES

Annual report May 2015 – April 2016	July 8, 2016
Annual report 20-F May 2015 – April 2016	August 26, 2016
Interim report May – July 2016	September 2, 2016
Interim report May – October 2016	December 2, 2016
Interim report May 2016 – January 2017	March 3, 2017
Year-end report May 2016 – April 2017	June 8, 2017

Oasmia Pharmaceutical AB (publ) – Year-end report May 2015 – April 2016 20 (20)

Key figures in USD (additional information)

Solely for the convenience of the reader, some key figures have been translated into USD as additional information for shareholders in the U.S. It is not the official report in the functional currency of Oasmia, which is SEK. Figures in Swedish krona have been translated into U.S. dollars at the closing rate as per April 29, 2016 which was 8.0267 SEK per one USD (source: Federal Reserve Bank of New York). This rate has been used for conversion of currency for all figures including those from previous periods.

	2016	2015	2015/16	2014/15
$ thousand if nothing else is stated	Feb-Apr	Feb-Apr	May-Apr	May-Apr

Key ratios and other information
Number of shares at the end of the period, before and after dilution, in thousands	107,209	97,858	107,209	97,858
Weighted average number of shares, before and after dilution, in thousands*	105,709	97,858	101,753	91,655
Earnings (loss) per share, before and after dilution, in $*	(0.04)	(0.04)	(0.17)	(0.16)
Equity per share, $	0.38	0.48	0.38	0.48
Equity/Assets ratio, %	63	73	63	73
Net debt, $ thousand	11,677	3,739	11,677	3,739
Net debt/Equity ratio, %	29	8	29	8
Number of employees at the end of the period	75	79	75	79

Consolidated income statement in brief
Net sales	7	5	794	258
Capitalized development cost	195	523	2,084	2,093
Operating income (loss)	(3,815)	(3,519)	(16,531)	(13,483)
Financial income and expenses - net	(294)	(228)	(1,102)	(1,155)
Income (loss) before taxes	(4,109)	(3,748)	(17,634)	(14,638)
Income (loss) for the period	(4,109)	(3,748)	(17,634)	(14,638)
Comprehensive income (loss) for the period	(4,111)	(3,748)	(17,636)	(14,638)

Consolidated statement of financial position in brief
Total non-current assets	55,192	53,307	55,192	53,307
Total current assets	9,041	10,800	9,041	10,800
Total assets	64,233	64,107	64,233	64,107
Total equity	40,621	46,808	40,621	46,808
Total non-current liabilities	0	0	0	0
Total current liabilities	23,612	17,300	23,612	17,300
Total liabilities	23,612	17,300	23,612	17,300
Total equity and liabilities	64,233	64 107	64,233	64,107

Consolidated cash flow statement in brief
Operating income (loss) before financial items	(3,815)	(3,519)	(16,531)	(13,483)
Cash flow from operating activities before changes in working capital	(3,687)	(3,262)	(16,042)	(12,903)
Cash flow from operating activities	(5,154)	(3,087)	(15,962)	(13,413)
Cash flow from investing activities	(133)	3,258	1,254	(8,690)
Cash flow from financing activities	5,240	0	14,632	19,437
Cash flow for the period	(47)	171	(76)	(2,667)
Cash and cash equivalents at end of the period	3,265	3,343	3,265	3,343

* Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in the third quarter of 2014/15